Exhibit 1
                       JOINT PRESS RELEASE
                               of
CalEnergy Company, Inc.                      Peter Kiewit Sons', Inc.
                        IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer,
CalEnergy Company, Inc.                         402-341-4500
Craig M. Hammett - Vice President, Chief Financial Officer,
CalEnergy Company, Inc.                         402-341-4500
James Q. Crowe - President and Chief Executive Officer,
Kiewit Diversified Group Inc.                   402-536-3670
R. Douglas Bradbury - Executive Vice President and Chief Financial Officer,
Kiewit Diversified Group Inc.                   402-536-3625

           CalEnergy and Kiewit Diversified Group Inc.
              Sign Definitive Acquisition Agreement

     OMAHA, NE, September 11, 1997: CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE, and LSE symbol: CE) and Peter Kiewit Sons', Inc. ("PKS") announced today that Kiewit Diversified Group ("KDG"), a wholly owned subsidiary of PKS, and CalEnergy have signed a definitive agreement for CalEnergy to purchase KDG's ownership interest in various project partnerships and CalEnergy shares.

     KDG's current ownership interest in CalEnergy comprises 20,231,065 shares of common stock (assuming exercise by KDG of one million options to purchase CE shares) which represent approximately 30% of CalEnergy's outstanding shares (26% on a fully diluted basis), as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%), Bali (30%) and CE Electric UK (30%). CalEnergy is the managing partner and operator of each such project.

     The agreement provides that CalEnergy will pay $1,155,000,000 for KDG's stock holdings in CalEnergy and KDG's various power project interests. Final closing of the transaction is expected to occur in January 1998. CalEnergy intends to fund this acquisition with available cash, the proceeds of an equity offering and the proceeds of a debt offering.

     David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, stated, "This transaction is the next logical step in the evolution of CalEnergy into one of the leading global players in the energy services industry. We immediately add 1,000 net MW of capacity in operation, construction and development upon closing. Furthermore, when combined with the stock offering and share repurchase, the net result will be improved earnings performance for our shareholders."

     James Q. Crowe, President and Chief Executive Officer of KDG, said, "The sale of our investment in CalEnergy and the project partnerships supports our intention to focus KDG's business efforts in information services and provides capital to fund our growth. CalEnergy was the logical purchaser for our energy investments. This transaction will allow each company to focus on enhancing shareholder value by doing what it does best."

     CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity to 1.5 million customers.

     Peter Kiewit Sons', Inc. is a large, U.S.-based construction, mining and telecommunications company.